ANOORAQ RESOURCES CORPORATION
CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2005

(Expressed in Canadian Dollars, unless otherwise stated)

The interim financial information for the
three month and nine month comparative periods ended October 31, 2004 has not been reviewed by the Company's auditor

ANOORAQ RESOURCES CORPORATION
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	September 30	December 31
	2005	2004
		(restated –
	(unaudited)	note 4)

Assets

Current assets
Cash and equivalents	$5,927,158	$14,945,355
Amounts receivable (notes 5)	190,243	581,687
Due from related parties (note 9)	109,499	62,911
Prepaid expenses	142,647	138,642
	6,369,547	15,728,595

Equipment (note 6)	180,776	197,995
Mineral property interests (note 7)	8,660,551	8,494,358

	$15,210,874	$24,420,948

Liabilities and Shareholders' Equity

Current Liabilities
Accounts payable and accrued liabilities (note 9)	$350,736	$1,354,301

Shareholders' equity
Share capital (note 8)	50,207,363	49,974,357
Contributed surplus (note 8(c))	5,346,631	2,363,950
Deficit	(40,693,856)	(29,271,660)
	14,860,138	23,066,647

Nature of operations (note 1)
Commitments (note 7)
Subsequent event (note 7(b))
	$15,210,874	$24,420,948

See accompanying notes to consolidated financial statements

Approved by the Board of Directors

/s/ Tumelo M. Motsisi	/s/ Ronald W. Thiessen

Tumelo M. Motsisi	Ronald W. Thiessen
Director	Director

ANOORAQ RESOURCES CORPORATION
Consolidated Statements of Operations
(Expressed in Canadian Dollars)

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	September 30	October 31	September 30	October 31
	2005	2004	2005	2004
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Expenses
Accounting, audit and legal	$(6,651)	$(150,351)	$301,698	$275,031
Conference and travel	25,596	207,990	438,735	334,418
Consulting	126,941	169,035	882,601	351,071
Exploration (schedule)	525,956	2,063,303	5,224,993	5,731,646
Office and administration	157,927	115,487	427,403	292,807
Salaries and benefits	421,864	242,625	1,193,710	484,007
Stock-based compensation - office and administration (note 8(c))	123,934	6,688	2,189,445	571,699
Stock-based compensation - exploration (note 8(c))	32,521	18,899	868,742	512,260
Shareholders communications	54,462	112,564	220,747	233,094
Trust and filing	(2,534)	(1,069)	82,016	113,501
Loss before the following	1,460,016	2,785,171	11,830,090	8,899,534
Foreign exchange loss (gain)	(112,804)	111,026	(132,752)	99,453
Future income tax recovery (note 7(b))	(181,870)	–	(181,870)
Interest income	11,711	44,168	(93,272)	(305,534)

Loss for the period	$1,177,053	$2,940,365	$11,422,196	$8,693,453

Basic and diluted loss per share	$0.01	$0.03	$0.08	$0.14

Weighted average number of common
shares outstanding	148,069,326	86,349,070	148,150,353	60,578,168

See accompanying notes to consolidated financial statements

Consolidated Statements of Deficit
(Expressed in Canadian Dollars)

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	September 30	October 31	September 30	October 31
	2005	2004	2005	2004
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Deficit, beginning of period	$(39,516,803)	$(24,382,405)	$(29,271,660)	$(18,629,317)
Loss for the period	(1,177,053)	(2,940,365)	(11,422,196)	(8,693,453)
Deficit, end of the period	$(40,693,856)	$(27,322,770)	$(40,693,856)	$(27,322,770)

See accompanying notes to consolidated financial statements

ANOORAQ RESOURCES CORPORATION
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	September 30	October 31	September 30	October 31
	2005	2004	2005	2004
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash provided by (used for)

Operating activities
Loss for the period	$(1,177,053)	$(2,940,365)	$(11,422,196)	$(8,693,453)
Items not involving cash
Amortization included in exploration expenses	11,548	9,043	36,318	19,646
Future income tax recovery	(181,870)	–	(181,870)	–
Stock-based compensation (note 8(c))	156,455	25,587	3,058,187	1,083,959
Unrealized foreign exchange gain	(198,385)	–	(198,385)	–
Equity loss in exploration expenditures (note 4)	41,573	–	214,062	–
Changes in non-cash operating working capital
Amounts receivable	527,992	(488,339)	391,444	(878,037)
Amounts due to and from related parties	(8,214)	–	(46,588)	–
Prepaid expenses	(26,700)	(158,139)	(4,005)	(109,942)
Accounts payable and accrued liabilities	(723,316)	1,554,483	(1,003,565)	1,705,919
	(1,577,970)	(1,997,730)	(9,156,598)	(6,871,908)

Investing activities
Mineral property interests	–	(4,903,161)	–	(4,903,161)
Purchase of equipment	(13,131)	(148,536)	(19,099)	(148,536)
	(13,131)	(5,051,697)	(19,099)	(5,051,697)

Financing activities
Issuance of common shares	127,500	1,474,080	157,500	1,882,786

Increase in cash and equivalents	(1,463,601)	(5,575,347)	(9,018,197)	(10,040,819)
Cash and equivalents, beginning of period	7,390,759	22,214,191	14,945,355	26,679,663
Cash and equivalents, end of period	$5,927,158	$16,638,844	$5,927,158	$16,638,844

Supplementary information
Interest paid	$43,944	$65,412	$73,855	$–
Interest received	$(32,233)	$(21,244)	$(167,127)	$(305,534)
Taxes paid	$–	$–	$–	$–

Non-cash financing and investing activities
Fair value of options allocated to shares issued on exercise	$61,200	$–	$75,506	$–

See accompanying notes to consolidated financial statements

ANOORAQ RESOURCES CORPORATION
Consolidated Schedules of Exploration Expenses
(Expressed in Canadian Dollars)

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	September 30	October 31	September 30	October 31
	2005	2004	2005	2004
Republic of South Africa	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Northern Limb of the Bushveld Complex
Assays and analysis	$159,921	$460,620	$1,171,889	$1,400,403
Amortization	11,548	9,043	36,318	19,646
Drilling	52,637	748,387	2,110,370	2,514,103
Engineering	81,975	217,785	465,159	375,237
Environmental and socioeconomic	1,872	(31,074)	51,498	(5,282)
Geological and consulting	122,781	320,117	750,736	726,447
Graphics	31	17,621	3,217	36,162
Property fees and assessments	10,205	65,775	14,978	65,775
Property option payments	37	6,484	31,080	12,542
Site activities	43,322	102,357	226,674	280,252
Transportation	11,000	7,585	93,723	64,807
	495,329	1,924,700	4,955,641	5,490,092

Eastern Limb of the Bushveld Complex
Drilling	–	–	190,223	–
Engineering	(8,008)	44,224	25,997	80,941
Geological and consulting	8,180	25,897	19,588	28,483
Graphics	(31)	8,060	1,224	9,920
Property fees and assessments	(37)	(1,550)	1,468	60,238
Site activities	30,202	14,452	30,531	14,452
Transportation	321	47,520	321	47,520
	30,628	138,603	269,352	241,554

Exploration expenses before the following	525,956	2,063,303	5,224,993	5,731,646
Stock-based compensation (note 8(c))	32,521	18,899	868,742	512,260
Exploration expenses	558,477	2,082,202	6,093,735	6,243,906
Cumulative expenditures, beginning of period	22,426,030	13,529,197	16,890,772	9,367,493
Cumulative expenditures, end of period	$22,984,507	$15,611,399	$22,984,507	$15,611,399

See accompanying notes to consolidated financial statements

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the three and nine month periods ended September 30, 2005
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

1.	Nature of operations

Anooraq Resources Corporation (the "Company" or "Anooraq") is incorporated in the Province of British Columbia, Canada and its principal business activity is the exploration of mineral property interests. Since 1999, the Company has focused on mineral property interests located in the Republic of South Africa, with particular attention on the Bushveld Complex (note 7).

During 2004, the Company changed its fiscal year end from October 31 to December 31.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain economically recoverable mineral reserves. The underlying value and the recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests, and future profitable production or proceeds from the disposition of the mineral property interests.

The consolidated financial statements are prepared on the basis that the Company will continue as a going concern. Management recognizes that the Company will need to generate additional financial resources in order meet its planned business objectives. However, there can be no assurances that the Company will continue to obtain additional financial resources and/or achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations and exploration activities. Furthermore, failure to continue as a going concern would require that the Company’s assets and liabilities be restated on a liquidation basis which would differ significantly from the going concern basis.

2.	Basis of presentation and principles of consolidation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned.

The Company's investment in the Ga-Phasha joint venture (note 7(b)) is accounted for using the equity method (note 4).

All material intercompany balances and transactions have been eliminated.

The financial information as at September 30, 2005 and for the three and nine months ended October 31, 2004 is unaudited. However, such information reflects all adjustments, consisting solely of normal, recurring adjustments necessary for fair presentation of the information presented.

3.	Significant accounting policies

(a)	Cash and equivalents

Cash and equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of purchase, that are readily convertible to known amounts of cash.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the three and nine month periods ended September 30, 2005
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

(b)	Equipment

Equipment is carried at cost less accumulated depreciation. Depreciation is provided on a declining balance basis at various rates ranging from 15% to 30% per annum.

(c)	Mineral property interests

Exploration expenses incurred prior to determination of the feasibility of mining operations, and periodic option payments are expensed as incurred. Mineral property acquisition costs, and exploration and development expenditures incurred subsequent to the determination of the feasibility of mining operations, and the receipt of required construction and exploration permits, are capitalized until the property to which they relate is placed into production, sold, allowed to lapse or abandoned.

Mineral property acquisition costs include the cash consideration and the fair market value of common shares and warrants issued for mineral property interests, pursuant to the terms of the relevant agreement. These costs will be amortized over the estimated life of the property following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned or when an impairment in value has been determined to have occurred.

(d)	Investments

Investments in entities over which the Company exercises significant influence are accounted for using the equity method. Investments in joint ventures which the Company jointly controls, which are not variable interest entities, are accounted for using the proportionate consolidation method. Other investments are recorded at cost and written down only when the Company has determined that a decline in value that is other than temporary has occurred.

(e)	Share capital

The Company records proceeds from share issuances net of issue costs. Shares issued for consideration other than cash are valued at the quoted price on the date the agreement to issue the shares was reached and announced.

(f)	Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, generally using the substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Future income tax assets also result from unused loss carry forwards and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The carrying value of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

(g)	Loss per share

Basic loss per share is calculated by dividing the loss available to common shareholders by the weighted average number of common shares outstanding during the period. For all periods presented, loss available to common shareholders equals the reported loss.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the three and nine month periods ended September 30, 2005
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

Diluted loss per common share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the year. In the periods presented, diluted loss per share is the same as basic loss per share as the effect of including outstanding options and warrants in the loss per share calculation would be anti-dilutive.

(h)	Fair value of financial instruments

The carrying amounts of cash and equivalents, amounts receivable, and accounts payable and accrued liabilities approximate their fair values due to their short-term nature. It is not practicable to determine the fair values of amounts receivable due from/to related parties (note 9) due to the related party nature of such amounts and the absence of a secondary market for such instruments.

(i)	Translation of foreign currencies

All of the Company's foreign operations are integrated. Monetary assets and liabilities of the Company's integrated foreign operations are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates unless such items are carried at market, in which case they are translated at the exchange rates in effect on the balance sheet date. Revenues and expenses, except depreciation, are translated at the average exchange rates for the year. Depreciation is translated at the same exchange rate as the assets to which it relates. Gains or losses on translation are recorded in the statement of operations.

(j)	Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting year. Significant areas requiring the use of management estimates include the determination of the recoverability of mineral property interests, determination of reclamation obligations and the assumptions used in determining fair value of non-cash stock- based compensation. Actual results could differ from these estimates.

(k)	Stock-based compensation

The Company has a share option plan which is described in note 8(c). The Company records all stock-based payments granted on or after November 1, 2003 using the fair value method.

Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable, and are charged to operations over the vesting period. The offset is credited to contributed surplus.

Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital.

(l)	Asset retirement obligations

The Company recognizes statutory, contractual or other legal obligations related to the retirement of tangible long-lived assets when such obligations are incurred, if a reasonable estimate of fair

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the three and nine month periods ended September 30, 2005
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

value can be made. These obligations are measured initially at fair value and the resulting costs are capitalized to the carrying value of the related asset. In subsequent periods, the liability is adjusted for any changes in the amount or timing and for the discounting of the underlying future cash flows. The capitalized asset retirement cost is amortized to operations over the life of the asset.

(m)	Segment disclosures

The Company operates in a single operating segment, being the exploration of mineral properties.

(n)	Comparative figures

Certain of the prior periods' comparative figures have been restated to conform to the presentation adopted for the current period.

4.	Change in accounting policy

Effective January 1, 2005, the Company adopted the Canadian Institute of Chartered Accountants Handbook Accounting Guideline 15, "Consolidation of Variable Interest Entities" ("AcG15"). Pursuant to AcG15, the Company is required to consolidate variable interest entities ("VIEs"), where it is the entity’s primary beneficiary. VIEs are entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The primary beneficiary is the party that has exposure to a majority of the expected losses and/or expected residual returns of the VIE. The Company has concluded that its interest in the Ga-Phasha Project qualifies as a VIE but that the Company is not the primary beneficiary.

Accordingly, under AcG15, the Company's interest in the Ga-Phasha Project would be accounted for using the equity method. Previously the Company proportionately consolidated its interest. The Company has retroactively adopted this standard with restatement of prior periods. On adoption of this new standard at January 1, 2005, the Company decreased amounts receivable by $24,045, decreased accounts payable and accrued liabilities by $219,432, decreased mineral property interests by $195,387 and decreased future income tax liability by 1,385,255. Deficit at January 1, 2005 remained unchanged.

The Company has combined the "Investment in Ga-Phasha Project" with mineral property interests, and has presented the exploration expenses related to the Ga-Phasha project together with exploration expenses.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the three and nine month periods ended September 30, 2005
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

The effect of the above required change in accounting policy on the Company's consolidated balance sheets at December 31, 2004 is summarized as follows:

As at
December 31,
Consolidated Balance Sheets	2004

Total assets as originally stated	$26,025,635
Exclusion of current assets of Micawber	(24,045)
Equity loss of "Investment in Ga-Phasha Project"	(195,387)
Future income tax related to "Investment in Ga-Phasha Project"	(1,385,255)
Total assets, as restated	$24,420,948

Total liabilities as originally stated	$2,958,988
Exclusion of current liabilities of Micawber	(219,432)
Future income tax related to "Investment in Ga-Phasha Project"	(1,385,255)
Total liabilities as restated	$1,354,301

Shareholders' equity as originally stated and as restated	$23,066,647

5.	Amounts receivable Amounts receivable comprise the following:
	September 30,	December 31,
	2005	2004
Value-added taxes recoverable	$75,276	$564,145
Employee expense advances	46,064	10,354
Other receivables	68,903	7,188
Amounts receivable	$190,243	$581,687

6.	Equipment
	September 30, 2005			December 31, 2004
		Accumulated	Net book		Accumulated	Net book
	Cost	depreciation	value	Cost	depreciation	value
Office	$84,947	$44,479	$40,468	$65,846	$34,794	$31,052
Vehicles	253,468	113,160	140,308	253,468	86,525	166,943
	$338,415	$157,639	$180,776	$319,314	$121,319	$197,995

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the three and nine month periods ended September 30, 2005
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

7.	Mineral property interests

	9 months ended	14 months ended
	September 30,	December 31,
	2005	2004
Ga-Phasha Project (note 7(b))
Balance, beginning of period	$4,294,358	$–
Acquisition costs during the period	–	5,875,000
Future income tax liability	–	(1,385,255)
Equity loss – exploration expenses	(269,352)	(195,387)
Equity gain – future income tax recovery	181,870	–
Equity gain – foreign exchange	198,385	–
Net investments during the period	55,290	–
Ga-Phasha Project, end of period	4,460,551	4,294,358
Platreef Properties – acquisition costs (note 7(a))	4,200,000	4,200,000
Balance, end of period	$8,660,551	$8,494,358

(a)	Northern Limb of the Bushveld Complex, South Africa

Platreef

In October 1999, the Company acquired a right to purchase up to 100% of Pinnacle Resources Inc.'s ("Pinnacle") South African subsidiary, Plateau Resources (Proprietary) Limited ("Plateau"), which holds the Platreef platinum group metals ("PGM") properties located on the Northern Limb of the Bushveld Complex in South Africa, and in November 2003 the Company fulfilled all remaining requirements related to this right.

In South Africa, many mineral claim areas were historically defined by farm boundaries and are commonly referred to as "farms".

On May 23, 2000, the Company added to its mineral rights in the region by acquiring through Plateau the option to purchase a 100% interest in portion 2 of the Elandsfontein 766LR farm located contiguous to the pre-existing Platreef properties, pursuant to an agreement with MSA Projects (Proprietary) Limited. The option required staged issuances of a maximum of 500,000 common shares of the Company (of which 412,500 shares have been issued to September 30, 2005 and no further share issuances are expected) and aggregate cash payments of US$350,000 (of which US$65,500 and $15,000 have been paid).

In July 2001, Plateau acquired the right to purchase a 100 percent interest in the farm Hamburg 737LR (2,126 hectares) and Portion 1 of the farm Elandsfontein 766LR (428 hectares), located contiguous to the north end of the then-existing Platreef properties. Consideration for the exploration rights to these properties, which are in effect for a five year term, consists of payments of US$2.00 per hectare in year one escalating in stages to US$4.50 per hectare in year

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the three and nine month periods ended September 30, 2005
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

five. To purchase the farms outright, a payment of US$325 per hectare is required if the option is exercised in year one, escalating in stages to US$600 per hectare in year five.

In August 2002, the Company entered into a five year prospecting contract, expiring August 2007, with an option to extend the agreement for an additional three years with the South African Department of Mines and Energy (“DME”) for farm Noord Holland 775LR (1,229 hectares) bringing the aggregate land package of its Platreef Property to approximately 13,400 hectares. Annual option fees ranging from South African Rand ("ZAR") 3 per hectare to ZAR 18 per hectare are payable to the DME.

Rietfontein

On October 10, 2001, the Company completed an agreement with African Minerals Ltd., now Ivanhoe Nickel and Platinum Ltd. (“Ivanplats”), a private affiliate of Ivanhoe Capital Corporation, whereby Ivanplats has the right to earn a 50% interest in the Company's 2,900 hectare Rietfontein 2KS farm ("Rietfontein"). Under the terms of this agreement, Ivanplats must incur at least $750,000 in expenditures pursuant to exploration activities undertaken on Rietfontein in accordance with an approved program in each of the ensuing two years (of which the year one program has been completed) to obtain the right to form a 50/50 joint venture with the Company on Rietfontein. There is disagreement over budgets, compilation and analysis of the exploration results, and the overall adequacy and completeness of Ivanplats’ exploration activities. The Company and Ivanplats are currently in discussions over these matters, both outside of and within a formal arbitration process, pursuant to the terms of the earn-in agreement.

Kwanda (“Rustenburg”)

On May 16, 2002, the Company completed an agreement with Rustenburg Platinum Mines Limited ("Rustenburg"), a wholly owned subsidiary of Anglo American Platinum Corporation Limited (together "Anglo Platinum"), for the right to acquire up to an 80% interest in twelve PGM properties located on the Northern Limb of the Bushveld Complex.

Under the agreements with Anglo Platinum, the Company has acquired an initial 50% interest in the PGM rights to the twelve farms and can maintain this interest by making staged exploration expenditure totalling ZAR 25 million within five years. The Company is required to spend ZAR 2.5 million in year one (which has been completed), ZAR 5 million in each of years two (which has been completed), three, and four, and ZAR 7.5 million in year five.

If a mineral resource is identified, the Company can earn an additional 30% interest by bringing the property into commercial production. Rustenburg will retain a 20% interest in the joint venture. The agreements also include plans to involve local communities in future development of the properties. Any participation by local and regional communities will be provided out of Rustenburg's interest and any participation in the venture by a Historically Disadvantaged South Africans ("HDSA") partner will be provided out of the Company's interest.

Boikgantsho (“Drenthe-Overysel”)

On November 26, 2003, the Company announced that it had entered into a Joint Venture Agreement with Potgietersrust Platinums Limited ("PPRust"), a wholly owned subsidiary of Anglo American Platinum Corporation Limited (together "Anglo Platinum"). The Joint Venture was formed to explore and develop PGMs, gold and nickel mineralization on the Company's

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the three and nine month periods ended September 30, 2005
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

Drenthe 778LR and Witrivier 777LR farms and a portion of PPRust's adjacent Overysel 815LR farm. These farms are located on the Northern Limb of the Bushveld Complex.

The objective is to explore and develop a large-scale open pit deposit with the potential to utilize nearby milling, smelting and refining facilities which could provide substantial cost advantages to a new mining project. The Company contributed its rights to the Drenthe 778LR farm on which a large PGM-nickel resource has been outlined in the Drenthe deposit, and will contribute the Witrivier 777LR farm if the deposit extends north on to Witrivier 777LR. PPRust is contributing its rights to the northern portion of the Overysel 815LR farm which lies south of and contiguous to the Drenthe 778LR farm.

Pursuant to the terms of the Joint Venture Agreement, the Company and Anglo Platinum will form an initial 50/50 Joint Venture (the "Boikgantsho JV") to explore these farms for a period of up to five years. During that period, Anooraq will operate the exploration programs, and spend up to ZAR 12.35 million (of which the entire amount has been spent) on behalf of the Boikgantsho JV. Anooraq will then have the option to proceed on a year-by-year basis and to take the project to a bankable feasibility study ("BFS") level.

Once a BFS has been completed, the parties, by agreement, may proceed to exploitation subject to relevant regulatory requirements. If both partners decide to proceed, then a joint management committee will be established to oversee development and operations. At commencement of exploitation, the joint venture interest allotted to each of Anooraq and Anglo Platinum will be determined in proportion to the relative value of the metals contained in each contributed property as reflected in the BFS. Anooraq or Anglo Platinum, as the case may be, each has the right to make a cash payment to the other party or to fund additional capital contributions to equalize their respective contributions. During development, the Boikgantsho JV will be seeking a Black Economic Empowerment ("BEE") partner to participate in the project, which may be Anooraq itself, with the original Boikgantsho JV partners dividing the remaining interest.

Should the Company choose not to proceed, Anglo Platinum has the option of acquiring the Company's interest at the aggregate of (i) the net present value of exploiting the Company's mineral rights as a stand alone mining operation, by applying an agreed discount rate as determined in the BFS, and (ii) all exploration expenditures (as defined in the agreement) incurred by the Company up to the completion of the BFS. Should Anglo Platinum decide not to contribute to exploitation, its interest will be diluted over time pursuant to a formula taking into account expenditure on the project by the contributory parties. Anglo Platinum will remain entitled to a minimum 12.5% non-contributory interest, adjusted depending on the final PGM royalty to be established under the South African Mineral and Petroleum Royalty Bill, to a maximum of 15%.

Anglo Platinum has the right to enter into a PGM Ore or Concentrate Purchase and Disposal Agreement at the exploitation phase, based on standard commercial terms, whereby PGM produced from the operation would be treated at Anglo Platinum's facilities.

(b)	Eastern Limb of the Bushveld Complex, South Africa

Ga-Phasha Project

In January 2004, the Company announced it had agreed to terms whereby the Company and Pelawan Investments (Proprietary) Limited ("Pelawan"), a private South African BEE company,

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the three and nine month periods ended September 30, 2005
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

would combine their respective PGM assets, comprising the Company's Northern and Western Limb PGM projects and Pelawan's 50% participation interest in the Ga-Phasha (previously known as Paschaskraal) PGM Project ("Ga-Phasha") on the Eastern Limb of the Bushveld Complex in South Africa. The Ga-Phasha property consists of four farms – Portion 1 of Paschaskraal 466KS, and the whole of farms Klipfontein 465KS, De Kamp 507KS and Avoca 472KS – covering an area of approximately 9,700 hectares.

The mineral title relating to the Ga-Phasha Project is held by Micawber 277 (Proprietary) Limited ("Micawber"), a private South African corporation which was owned 50% by Anglo Platinum and 50% by Pelawan.

Pursuant to the terms of the agreement between the Company and Pelawan, the Company acquired Pelawan's 50% shareholding in Micawber and the rights to its 50% participation interest in the Ga-Phasha Project in return for 91.2 million common shares of the Company (the "Consideration Shares") and cash payments totalling ZAR 15,652,744 ($3,055,416). Approximately 83 million Consideration Shares are being held in escrow until the earlier of September 29, 2010 or twelve months after the commencement of commercial production from the Ga-Phasha Project.

The transaction was completed on September 29, 2004 and consequently Anooraq became a BEE company. The Ga-Phasha Project is a 50/50 joint venture between the Company, through Plateau, and Anglo Platinum, through its wholly owned subsidiary Rustenburg Platinum Mines Limited, governed by, among other things, a shareholders' agreement relating to Micawber entered into on September 22, 2004. Work on the Ga-Phasha Project is continuing toward the preparation of a bankable feasibility study.

The share exchange agreement which gave effect to the combination provides that if any financings in relation to the Ga-Phasha and Drenthe-Overysel (subsequently renamed "Boikgantsho") Projects (the “Projects”) take place prior to a particular date (the “Finalization Date”) and the shareholder dilution associated with of such financings cause Pelawan’s shareholding in Anooraq to fall below a 52% minimum shareholding, Anooraq will issue additional common shares to Pelawan in order to maintain that minimum. Such 52% minimum shareholding allows for compliance with BEE equity requirements under South African mineral legislation and was also a requirement of the South African Reserve Bank for approving the transaction. Originally the Finalization Date was September 30, 2005 but that date, by agreement in November 2005 between Anooraq and Pelawan, was extended.

The Share Exchange Agreement further provides that, to the extent that no such dilutive financings have actually taken place by the Finalization Date, certain dilutive financings are deemed to have occurred by that date. The purpose was to make allowance for the dilutive effect on Pelawan’s shareholding of the anticipated financings for mine development of the Projects and, in this way, safeguard the status of Anooraq as a BEE company. For the purposes of calculating whether, by virtue of such deemed dilutive financings, any common shares are required to be issued to Pelawan in order to maintain a minimum 52% shareholding, the Share Exchange Agreement provides that the quantum of such deemed financings will equal: (a) 30% of the estimated development costs in accordance with the bankable feasibility studies in respect of the Projects, less cash on hand, or (b) to the extent that such bankable feasibility studies have not been prepared as at the Finalization Date, $70.8 million related to the Ga-Phasha Project and $27.6 million related to the Drenthe-Overysel Project, less cash on hand (the “Deemed Dilutive Financings”). Following the Finalization Date, Anooraq has the right but not the obligation to

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the three and nine month periods ended September 30, 2005
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

issue additional common shares to Pelawan in order to maintain Pelawan’s minimum shareholding.

Neither additional financings nor bankable feasibility studies for to the Projects had been completed by Anooraq as at September 30, 2005 and, in the absence of an amending agreement between the parties, a dilutive financing totaling $98.4 million would have been deemed to have taken place as at such date and the Company would have been obligated to issue to Pelawan that number of shares which, after notionally giving effect to the Deemed Dilutive Financings, would have resulted in Pelawan continuing to hold a 52% interest in the Company. In November 2005, Anooraq and Pelawan agreed to extend the Finalization Date to the earlier of:

(a)	the first date at which both the Drenthe-Overysel financing and the Ga-Phasha financings shall, in fact, have occurred;

(b)	any date which is within a 60-day period following an announcement by Anooraq of a further material transaction, as defined; and

(c)	December 31, 2006.

Accordingly, the additional common shares which would, under the original terms of the Share Exchange Agreement, have become issuable to Pelawan by Anooraq as of September 30, 2005 are not required to be issued and the determination of whether any additional common shares will be required to be issued to Pelawan in light of any actual or deemed dilutive financings will be made in due course on the Finalization Date, as amended. The method for determining whether such additional common shares will be issuable upon the Finalization Date remains as described above. Upon the Finalization Date, the dilutive financings for the purposes of calculating whether any additional common shares are issuable to Pelawan will be the actual dilutive financings undertaken in relation to the Projects to date and, to the extent that no such financings have been undertaken, the Deemed Dilutive Financings described above.

The transaction constituted a “reverse take-over” under the policies of the TSX Venture Exchange. This transaction was accounted for as an acquisition by Anooraq of Micawber's 50% interest in its mineral properties. However, because neither the fair value of the Anooraq shares issued, nor the fair value of the mineral property interests acquired could be readily determined, the acquisition was recorded at the net book value, as determined in accordance with Canadian generally accepted accounting principles, of Micawber's net assets acquired, being nil, plus related transaction costs.

The acquisition costs were accounted for as follows:

Cash payments totaling ZAR 15,652,744	$3,055,416
Financial, legal, advisory, and other fees	1,419,329
Estimated South African stamp duties	15,000
Book value of Micawber's net assets acquired	–
Future income taxes	1,385,255
Acquisition cost, Ga-Phasha Project	$5,875,000

Commencing January 1, 2004 the Company accounts for its interest in Micawber, which holds the Ga-Phasha Project, using the equity method. The Ga-Phasha Project includes for the nine

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the three and nine month periods ended September 30, 2005
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

months ended September 30, 2005 a equity loss relating to exploration expenses of $269,352 (three months ended September 30, 2005 – $30,628; fourteen month period ended December 31, 2004 – $195,387), an equity gain for future income tax recovery of $181,870, and an equity gain for foreign exchange of $198,385.

c)	Western Limb of the Bushveld Complex, South Africa

Thusong Joint Venture

In May 2003, the Company entered into a joint venture agreement with Rustenburg to form a joint venture to explore and develop PGMs, gold and nickel mineralization on the Wachteenbietjieslaagte 4JQ, Vogelstruiskraal 400KQ and Cyferkuil 1JQ farms, which are located on the western limb of the Bushveld Complex, approximately 75 kilometres north of the town of Rustenburg, adjacent to Anglo Platinum’s Union operations.

Pursuant to the terms of the joint venture agreement, the Company and Anglo Platinum will form an initial 50/50 joint venture (the "Thusong JV") to explore the three farms for a period of up to five years. During that period, the Company will operate exploration programs, and spend up to ZAR 12 million on behalf of the Thusong JV. The Company will have the option to proceed to take the project to a BFS level. Once the BFS has been completed, the parties, by agreement, may jointly or separately proceed to exploitation. During development, the Thusong JV will be seeking a BEE partner to participate in the project. If both partners decide to proceed, then a joint management committee will be established to oversee development and operations. Should Anglo Platinum decide not to contribute to exploitation, its interest will be diluted over time pursuant to a formula taking into account expenditure on the project by the contributing parties. Anglo Platinum will remain entitled to a minimum 17.5% non-contributory interest, adjusted depending on the final PGM royalty established under the South African Mineral and Petroleum Royalty Bill to a maximum of 20%. Should the Company decide not to proceed, Anglo Platinum has the right to buy out the Company’s interest at the pro-rata net present value of exploiting the farms as determined in the BFS.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the three and nine month periods ended September 30, 2005
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

8.	Share capital

(a)	Authorized share capital

The Company's authorized share capital consists of an unlimited number of common shares without par value.

(b)	Issued and outstanding common shares

Common shares issued and outstanding		Number of
	Price	Shares	Dollar Amount
Balance, October 31, 2002		32,148,463	$20,048,474
Issued during fiscal 2003
Shares issued for property option	$0.75	270,833	203,125
Share purchase options exercised	$0.60	1,206,000	720,090
Share purchase warrants exercised	$0.72	5,138,876	3,435,560
Private placement, May 2003, net of issue costs (note 8(g))	$0.52	1,400,000	679,614
Balance, October 31, 2003		40,164,172	25,086,863
Issued during fiscal 2004
Shares issued for property option	$0.85	400,000	340,000
Fair value of stock options allocated to shares issued
on exercise	–	–	588,560
Share purchase options exercised	$0.75	3,419,300	2,555,390
Share purchase warrants exercised	$0.85	3,313,125	2,822,529
Private placement, Dec 2003, net of issue costs (note 8(h))	$2.10	9,523,810	18,635,143
Shares issued to acquire Ga-Phasha Project (note 7(b))		91,200,000	–
Share issue cost of Ga-Phasha project		–	(54,128)
Balance, December 31, 2004		148,020,407	49,974,357
Share purchase options exercised	$0.79	200,000	157,500
Fair value of stock options allocated to shares issued
on exercise	–	–	75,506
Balance, September 30, 2005		148,220,407	$50,207,363

(c)	Share option plan

The Company has a share option plan approved by the Company’s shareholders that allows it to grant options, subject to regulatory terms and approval, to its directors, employees, officers, and consultants to, as at September 30, 2005, acquire up to 13,588,200 common shares, of which 6,435,700 options were outstanding and 7,152,500 remained available to grant. The exercise price of each option is set by the Board of Directors at the time of grant but cannot be less than the market price (less permissible discounts) on the TSX Venture Exchange. Options have a term of up to a maximum of ten years (however, the Company has historically granted options for up to a term of five years), and terminate 30 days following the termination of the optionee’s employment or term of engagement, except in the case of retirement or death. Vesting of options is at the discretion of the Board of Directors at the time the options are granted.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the three and nine month periods ended September 30, 2005
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

The continuity of share purchase options is as follows:

			Contractual
	Weighted		weighted average
	average	Number of	remaining life
	exercise price	options	(years)
Balance, October 31, 2002	$0.75	3,756,500	1.59
Granted	1.35	2,852,000
Exercised	0.60	(1,206,000)
Expired	0.56	(88,500)
Cancelled	0.68	(114,000)
Balance, October 31, 2003	$1.12	5,200,000	1.36
Granted	1.89	897,500
Exercised	0.75	(3,419,300)
Cancelled	0.97	(68,200)
Balance, December 31, 2004	$1.87	2,610,000	1.54
Granted	1.39	4,233,200
Exercised	0.79	(200,000)
Cancelled	1.70	(207,500)
Balance, September 30, 2005	$1.59	6,435,700	3.76

Options outstanding and exercisable at September 30, 2005 were as follows:

		Number of
	Option	options
Expiry date	price	outstanding
October 21, 2005	$ 2.00	1,522,500
October 26, 2006	$ 1.95	545,000
October 26, 2006	$ 2.00	35,000
October 26, 2006	$ 1.64	200,000
September 28, 2007	$ 0.95	100,000
September 28, 2007	$ 1.40	535,000
December 14, 2007	$ 1.40	533,200
December 14, 2010	$ 1.40	2,965,000
Total		6,435,700
Average option price		$ 1.59

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the three and nine month periods ended September 30, 2005
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

The exercise prices of all share purchase options granted during the period were equal to the market price at the grant date. Using an option pricing model with the assumptions noted below, the estimated fair value of all options granted have been reflected in the consolidated statement of operations as follows:

	Nine months	Fourteen
	ended	months
	September	ended	Year ended
	30	December 31	October 31
	2005	2004	2003

Stock-based compensation – Exploration	$868,742	$1,040,542	$8,875
Stock-based compensation – Office and administration	2,189,445	1,426,006	477,087

Credited to contributed surplus during the period	3,058,187	2,466,548	485,962
Share purchase options exercised, credited to share capital	(75,506)	(588,560)	–
Contributed surplus, beginning of the period	2,363,950	485,962	–
Contributed surplus, end of period	$5,346,631	$2,363,950	$485,962

The assumptions used to estimate the fair value of options granted during the period were:

	2005	2004	2003
Risk free interest rate	3%	3%	3%
Expected life	4 years	2 years	2 years
Volatility	78%	88%	40%
Expected dividends	nil	nil	nil

(d)	Share purchase warrants

The continuity of share purchase warrants is as follows:

Note Reference				8(e)
Expiry date	Aug. 28,	Dec. 21,	Dec. 27,	June 1,
	2003	2003	2003	2005
Exercise price	$0.70	$0.85	$0.88	$2.50	TOTAL
Balance, October 31, 2002	4,500,000	3,692,718	259,283	–	8,452,001
Exercised	(4,500,000)	(592,000)	(46,876)	–	(5,138,876)
Balance, October 31, 2003	–	3,100,718	212,407	–	3,313,125
Issued	–	–	–	5,333,334	5,333,334
Exercised	–	(3,100,718)	(212,407)	–	(3,313,125)
Balance, December 31, 2004	–	–	–	5,333,334	5,333,334
Issued	–	–	–	–	–
Exercised	–	–	–	–	–
Expired	–	–	–	(5,333,334)	(5,333,334)
Balance, September 30, 2005	–	–	–	–	–

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the three and nine month periods ended September 30, 2005
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

(e)	Private placement, December 2003

During December 2003, the Company completed a $20 million private placement financing of 9,523,810 units at a price of $2.10 per unit. Each unit was comprised of one common share and one-half of a common share purchase warrant, with each whole warrant exercisable at $2.50 per common share until June 1, 2005. The agents received 571,429 share purchase warrants each exercisable into one common share at $2.50 per common share until June 1, 2005. The fair value of warrants issued has been presented on a net basis in share capital. During the nine month period ended September 30, 2005, these warrants expired unexercised.

9.	Related party transactions and balances

					Nine
		Three	Nine	Three	months
		months ended	months ended	months ended	ended
	Note	September 30	September 30	October 31	October 31
Services rendered by	ref	2005	2005	2004	2004
Hunter Dickinson Inc.	(a)	$304,077	$1,154,007	$428,496	$1,164,347
Hunter Dickinson Group Inc.	(b)	3,200	9,600	3,200	9,600
Pelawan Investments (Proprietary)
Limited	(c)	–	658,035	196,876	477,325
CEC Engineering Ltd.	(d)	55,653	96,100	29,102	77,206

		As at	As at
		September 30	December 31
Related party balances receivable
(payable)		2005	2004
Hunter Dickinson Inc.	(a)	$109,499	$24,195
CEC Engineering Ltd.	(d)	(8,436)	(24,118)
Pelawan Investments
(Proprietary) Limited	(c)	–	(44,080)
Tecnicos HD de Mexico
SA de CV	(a)	–	(58,933)
Servicios HD de Mexico
SA de CV	(a)	–	97,649
Total		$101,063	$(5,287)

(a)

Hunter Dickinson Inc. ("HDI") is a private company owned equally by nine public companies, one of which is Anooraq. HDI and its wholly owned subsidiaries, including Tecnicos HD de Mexico SA de CV and Servicios HD de Mexico SA de CV have certain directors in common with the Company, and provide geological, corporate development, administrative and management services to, and incur third party costs on behalf of, the Company on a full cost recovery basis pursuant to an agreement dated December 31, 1996. The balances receivable from (payable to) HDI and its subsidiaries have resulted from advances against future work, services, or cost reimbursements, or from HDI providing periodic short-term working capital advances to the Company.

(b)

Hunter Dickinson Group Inc. ("HDGI") is a private company with certain directors in common with the Company that provides consulting services to, and incurs costs on behalf of, the Company, at market rates.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the three and nine month periods ended September 30, 2005
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

(c)

Pelawan Investments (Proprietary) Limited ("Pelawan") is a private South African BEE company which is a significant shareholder of the Company and which has certain directors in common with the Company (note 7(b)). Pelawan became a majority shareholder on September 29, 2004. During the nine month period ended September 30, 2005, the Company paid or accrued $658,035 (three months ended September 30, 2005 – $nil; for the nine month period ended October 31, 2004 – $477,325) for technical, corporate development, administrative and management services provided to, and repayment of costs paid on behalf of, the Company.

(d)

During the period ended September 30, 2005, the Company paid or accrued $96,100 (nine months ended to October 31, 2004 - $77,206) to CEC Engineering Ltd ("CEC"), a private company owned by a former director, for engineering and project management services at market rates. The amount owing to CEC at September 30, 2005 of $8,436 (December 31, 2004 – $24,118) is included in accounts payable and accrued liabilities.

10.	Income taxes

Substantially all of the difference between the actual income tax expense (recovery) of $ nil and the expected income tax recovery based on statutory tax rates relates to the benefit of losses not recognized.

As at December 31, 2004 the tax effect of the significant components within the Company’s future tax asset (liability) that is recorded within the Company's equity investment in Ga-Phasha Project were as follows:

	December 31,	October 31,
	2004	2003
Future income tax assets
Mineral property interests	$3,239,000	$1,421,000
Loss carry forwards	2,677,000	1,859,000
Equipment	7,000	(5,000)
Resource-related tax pools	–	321,000
Other tax pools	451,000	104,000
Subtotal	6,374,000	3,700,000
Valuation allowance	(6,374,000)	(3,700,000)
Net future income tax asset	–	–

Future income tax liability
Mineral property interests	$1,385,255	$1,385,255

At December 31, 2004, the Company had losses available for income tax purposes in Canada totalling approximately $6.6 million (2003 – $5.1 million), expiring in various periods from 2005 to 2011. The Company had capital losses available of $nil (2002 – $1.0 million), which, when available, can be used to offset future capital gains. As a result of the transaction referred to in note 7(b), for Canadian income tax purposes a change in control was deemed to have occurred, and consequently the capital losses expired. The Company had no (2003 – $0.9 million) resource tax pools available in Canada, which, when available, may be carried forward and utilized to reduce future taxes related to certain resource income.